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FEB 29 2012
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-40028

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SHELYN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 ROCKVILLE PIKE, SUITE 200
(No. and Street)

ROCKVILLE	MD	20852
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. RICHARD ZITELMAN (301)-770-2077
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.
(Name - *if individual, state last, first, middle name*)

7501 WISCONSIN AVENUE	BETHESDA	MARYLAND	20814-6583
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2012
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

12014767

KW 3/31

OATH OR AFFIRMATION

I, P. Richard Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelyn Securities Corporation as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelyn Securities Corporation

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Shelyn Securities Corporation

We have audited the accompanying statement of financial condition of Shelyn Securities Corporation (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shelyn Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
February 28, 2012

Shelyn Securities Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	60,572
Deferred tax asset		2,280
Prepaid expenses		2,837
	$	65,689

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued liabilities	$	12,925
Income taxes payable		2,280
Total current liabilities		15,205
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding		22,000
Retained earnings		28,484
Total stockholder's equity		50,484
Total liabilities and stockholder's equity	$	65,689

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF OPERATIONS

Year ended December 31, 2011

Revenue		
Placement fees	$	112,000
Expenses		
Expense reimbursements to parent		153,684
Professional fees		13,000
Licenses and fees		3,857
Insurance		61
Miscellaneous expenses		649
Total general and administrative expenses		171,251
Loss from operations		(59,251)
Other income		
Dividend income		9
Total other income		9
Loss before provision for income taxes		(59,242)
Provision for income taxes		
Income tax benefit		14,502
NET LOSS	$	(44,740)

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2011

	Common stock			
	Number of shares	Amount	Retained earnings	Total
Balance, December 31, 2010	500	$ 22,000	$ 73,224	$ 95,224
Net Loss	-	-	(44,740)	(44,740)
Balance, December 31, 2011	500	$ 22,000	$ 28,484	$ 50,484

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

Cash flows from operating activities		
Net loss	$	(44,740)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in asset and liability accounts		
Deferred tax asset		543
Prepaid expenses		(381)
Due from related party		69,000
Accrued liabilities		460
Income taxes payable		(15,316)
Net cash provided by operating activities		9,566
Net increase in cash and cash equivalents		9,566
Cash and cash equivalents, beginning	$	51,006
Cash and cash equivalents, end	$	60,572
Supplemental disclosure for cash flow information		
Cash paid for taxes	$	271

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Shelyn Securities Corporation (the Company) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985 and is a registered broker-dealer of securities. The Company assists in underwriting private placement investments by affiliates. The Company is subject to certain minimum capital requirements and regulations of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from placement fees as the private placement investment is closed and funds have been delivered to the investee company.

Cash and Cash Equivalents

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred income taxes are recognized for the tax consequences in future years arising from differences between tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The Company applies a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining, based

on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its parent company with respect to overhead expenses incurred in maintaining their offices. The parent company has agreed to pay all operating expenses of the Company including rent, the salaries of any employees of the parent company who at any time perform work on Company matters, and other miscellaneous expenses. In accordance with SEC Rule 17a-4 all operating expenses which are not reflected in reports filed by the Company to FINRA or the SEC are recorded by the Company in a separate schedule of costs. If applicable, any expenses payable by the parent company that are unpaid and attributable directly to the Company are included in the Company's net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expenses.

During the year ended December 31, 2011, the Company received underwriting fees for private placements totaling $112,000. The Company was assisted in the private placement transactions by a related entity, which is controlled by the sole stockholder of the Company, which in turn was reimbursed $153,684 for services performed on behalf of the Company.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a money market mutual fund at one financial institution. The money market fund balance is not insured by the FDIC.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

Current		
Federal	$	-
State		-
Total		-
Deferred		
Federal	$	9,074
State		5,428
Total provision for income taxes - benefit	$	14,502

The Company's deferred tax asset relates to its temporary differences between financial reporting and tax basis as follows:

Deferred tax assets		
Accrued liabilities	$	2,921
Deferred tax liabilities		
Prepaid expenses		(641)
Net deferred tax asset	$	2,280

For the year ended December 31, 2011, the Company did not incur any interest and penalties from taxing authorities. The federal income tax returns of the Company for 2008, 2009, and 2010 are subject to examination by the Internal Revenue Service generally for three years after they were filed.

NOTE 5- VALUATION OF MONEY MARKET MUTUAL FUNDS

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs that reflect the assumptions that the member develops based on the available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment that Level 1 or Level 2 assets or liabilities.

The Company's investment in open ended money market mutual funds totaling $60,572 are valued at their closing net asset value each business day and are categorized as Level 1 in the hierarchy. The Company has no investments categorized within Level 2 or Level 3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $44,156, which was $39,156 in excess of its required net capital of $5,000. The Company's aggregate indebtedness ratio was 34.43%.

NOTE 7 - EXEMPTION FROM REQUIREMENTS UNDER RULE 15C3-3

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i) and was in compliance with the condition of such exemption. The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

NOTE 8 - EXEMPTION FROM REQUIREMENTS UNDER RULE 17A-5(E)(4)

The Company has gross revenues of less than $500,000, and is therefore exempt from the supplemental SIPC report filing requirements pursuant to Rule 17a-5(E)(4).

NOTE 9 - SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 28, 2012 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Stockholder and Board of Directors
Shelyn Securities Corporation

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 28, 2012

Shelyn Securities Corporation

RECONCILIATION OF NET CAPITAL TO THE
DECEMBER 31, 2011 UNAUDITED FOCUS REPORT

December 31, 2011

	As Reported in FOCUS at 12/31/11	Audit Adjustments	Per Audited Financial Statements
Stockholder's equity and tentative net capital	$ 35,271	$ 15,213	$ 50,484
Less:			
Deferred tax asset	2,823	(543)	2,280
Prepaid expenses	2,397	440	2,837
Total deductions	5,220	(103)	5,117
Net capital before haircuts on securities positions	30,051	15,316	45,367
Haircuts on securities positions:			
Money market funds	1,211	-	1,211
Total haircuts	1,211	-	1,211
Net capital	$ 28,840	$ 15,316	$ 44,156
Aggregate indebtedness			
Total liabilities included on balance sheet	$ 30,521	$ -	$ 15,205
Computation of basic net capital requirement			
Minimum capital required [under subparagraph (a)(2) of Rule 15c3-1]	$ 5,000		$ 5,000
Excess of net capital over minimum requirement	$ 23,840		$ 39,156
Ratio of aggregate indebtedness to net capital	105.83%		34.43%

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Shelyn Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Shelyn Securities Corporation (the Company) for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Shelyn Securities Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 28, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 28, 2012